Exhibit 99.1

CERTAIN FINANCIAL INFORMATION REQUIRED BY FORM 20-F, RETROSPECTIVELY RECAST AS A RESULT OF CERTAIN CHANGES IN THE GEOGRAPHIC AND BUSINESS SEGMENTS OF BANCO SANTANDER, S.A. AND ITS SUBSIDIARIES.

BANCO SANTANDER, S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Explanatory Note

We are filing this report on Form 6-K to recast our segment financial information and related disclosure for the three years ended December 31, 2014 which were included in our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission (“SEC”) on April 29, 2015 (the “2014 Form 20-F”), in order to reflect our current reporting structure.

On September 23, 2015, we announced that, starting with the financial information for the third quarter 2015, we would carry out a change in our reported segments resulting from the application of new financial criteria to reflect our current reporting structure. This financial information for the third quarter 2015 has been included in our Report on Form 6-K furnished to the SEC on November 5, 2015.

This change in our reported segments aims to (i) increase transparency in the Corporate Center segment (previously called Corporate Activities); (ii) facilitate the analysis of all business units; and (iii) highlight the activity carried out by the Corporate Center segment. The consolidated figures for the Group are unaffected.

The financial information in this report is recast to give effect to the changes in our reported segments. The main changes are the following:

1.

Change of criteria: the change in segments mainly affects the income statement line items of net interest income, gains on financial transactions and operating expenses, due to decrease in the Corporate Center segment and its allocation to the business units. The main changes are as follows:

Previous criteria	New criteria

The Spain business unit was treated as a retail network, thus individualized internal transfer rates (ITR)* by operation were applied to calculate the financial margin, and the balance sheet was matched in terms of interest rate risk. The counterparty of these results was the Corporate Center segment.

The Spain business unit is treated like the other units of the Group. All results from financial management of the balance sheet are recorded in Spain, including the results from interest rate risk management.

The cost of issuances eligible as additional Tier 1 capital (AT1) made by Brazil and Mexico to replace common equity tier 1 (CET1) was recorded in the Corporate Center segment, as the issuances were made for capital optimization in these units.

Each country recognizes the cost related to its AT1 issuances.
The Corporate Center segment costs were charged to the countries/units; this criteria has not changed in recent years.	The scope of costs allocated to the units from the Corporate Center segment are expanded.

* ITR is a mechanism designed to help manage interest rate and liquidity risks, by isolating them from the business areas and centralizing them into the Financial Management Area in the Corporate Center. The main function of a transfer rate system is to set the price of the fund exchanges between business areas and the Corporate Centre. This price represents the true opportunity cost of the funds (raised or invested) and has to take into account the costs of all associated interest rate and liquidity risks. Whether it is a fund investment or a fund raising transaction, the different business areas obtain a spread over or under the current transfer rate, and that spread is used to analyze the results of these business areas.

2.

Creation of a new business segment “Spain’s Real Estate Activity” which combines the former “Spain’s Run-Off Real Estate” business segment and other real estate assets, such as our subsidiary Metrovacesa, the assets from our old real estate fund (Santander Banif Inmobiliario) and others, previously included in the Corporate Center segment.

3.

The United States geographic segment is modified such that it continues to include the businesses of Santander Holdings USA (“SHUSA”), Santander Bank and Santander Consumer USA Holding Inc. (“SCUSA”), and the commercial banking activity of Banco Santander Puerto Rico and in addition includes Banco Santander International and the Bank’s New York branch, units that were previously included in Latin America.

In this report we have included only such disclosure as was impacted by the revisions described above and have only revised such disclosure to reflect such revisions. This report does not, and does not purport to, recast the information in any other part of the 2014 Form 20-F filed on April 29, 2015 or update any information in such Form 20-F to reflect any events that have occurred after its filing. The filing of this report should not be understood to mean that any statements contained in the above mentioned Form 20-F are true and complete as of any date subsequent to April 29, 2015. References in this report to our consolidated financial statements shall be deemed to refer to our recast consolidated financial statements and related notes that are also included as an exhibit to this Form 6-K.This Form 6-K should be read in conjunction with the above mentioned 2014 Form 20-F, the related recast consolidated financial statements and our other filings with the SEC.

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2014 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X (see note 55 to our consolidated financial statements). Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.

Our auditors, Deloitte, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the three years ended December 31, 2014, 2013 and 2012 in accordance with IFRS-IASB. See page F-1 to our consolidated financial statements for the 2014, 2013 and 2012 report prepared by Deloitte, S.L.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this annual report. Also, throughout this annual report, when we refer to:

•	the “Bank”, we mean Banco Santander, S.A.;

•	“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;

•	“dollars”, “US$” or “$”, we mean United States dollars; and

•	“pounds” or “£”, we mean United Kingdom pounds.

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses and any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in our 2014 Form 20-F.

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.

When we refer to “net interest income”, we mean “interest income / (charges)”, calculated as interest and similar income less interest expense and similar charges.

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects,” “Information on the Company,” and “Quantitative and Qualitative Disclosures About Risks” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that the following important factors, in addition to those discussed in “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•

general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	a worsening of the economic environment in Spain, the U.K., other European countries, Brazil, other Latin American countries, and the U.S., and an increase of the volatility in the capital markets;

•	the effects of a continued decline in real estate prices, particularly in Spain and the U.K.;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits;

•	potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the U.K., other European countries, Latin America and the U.S.;
•	changes in Spanish, U.K., E.U., Latin American, U.S. or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•

our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of non-performance by counterparties to other types of financial instruments;

•	technical difficulties and/or failure to improve or upgrade our information technology;

•

changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•	our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•	changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.     Directors and Senior Management

Not applicable.

B.     Advisers

Not applicable.

C.     Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.     Offer Statistics

Not applicable.

B.     Method and Expected Timetable

Not applicable.

Item 3. Key Information

A.     Selected financial data

There are no changes derived from the recast described in the introductory explanatory note.

B.     Capitalization and indebtedness.

Not applicable.

C.     Reasons for the offer and use of proceeds.

Not applicable.

D.     Risk factors.

There are no changes derived from the recast described in the introductory explanatory note.

Item 4. Information on the Company

A.     History and development of the company

There are no changes derived from the recast described in the introductory explanatory note.

B.     Business overview

At December 31, 2014, we had a market capitalization of €88.0 billion, stockholders’ equity of €80.8 billion and total assets of €1,266.3 billion. We had an additional €161.8 billion in managed and marketed customer funds at that date. As of December 31, 2014, we had 56,645 employees and 5,484 branch offices in Continental Europe, 25,678 employees and 929 branches in the United Kingdom, 84,336 employees and 5,720 branches in Latin America, 16,687 employees and 818 branches in the United States and 2,059 employees in the Corporate Center (for a full breakdown of employees by country, see “Item 6. Directors, Senior Management and Employees—D. Employees” herein).

We are a financial group operating principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.

In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay.

Grupo Santander maintains the general criteria used in our 2013 Form 20-F, with the following exceptions:

1) In the Group’s financial statements

•

The Group has applied IFRIC 21, Levies, which addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. The adoption of IFRIC 21 gave rise to a change in the recognition of the contributions made by Santander UK to the Financial Services Compensation Scheme and of the contributions made by the Group’s Spanish financial institutions to the Deposit Guarantee Fund. Pursuant to the applicable standard, this change was applied retrospectively, giving rise to changes in the balances for 2013 (negative impacts of €195 million on attributable profit and of €65 million on the Group’s reserves) and 2012 (negative impacts of €12 million on attributable profit and of €53 million on the Group’s reserves).

•

Some corporate transactions recently carried out by the Group involved changes in the consolidation method. Taking control of SCUSA in 2014 led to the full consolidation of SCUSA, which was previously accounted for by the equity method. Conversely, the sale of a controlling stake in asset management companies at the end of 2013 requires us to consolidate them by the equity method instead of by full consolidation.

2) In businesses

•	The Santander Asset Management units that were sold are consolidated by the equity method in the various countries in which we operate.

•	The business of Private Banking, Asset Management and Insurance, which previously appeared as an independent global business, is now integrated into Retail Banking.

3) Other adjustments

•	The annual adjustment was made of the perimeter of the Global Customer Relationship Model between Retail Banking and Global Corporate Banking. This change has no impact on the geographic segments.

In addition, our results are affected by the change in our reported segments resulting from the application of new financial criteria to reflect our current reporting structure (see “Presentation of Financial and Other Information—Explanatory Note”).

The main changes, which have been applied to all segment information for all periods included in this annual report, are the following:

•

Change of criteria: the change in segments mainly affects the income statement line items of net interest income, gains on financial transactions and operating expenses, due to decrease in the Corporate Center segment and its allocation to the business units.

•

Creation of a new business segment “Spain’s Real Estate Activity” which combines the former “Spain’s Run-Off Real Estate” business segment and other real estate assets, such as Metrovacesa, the assets from our old real estate fund (Santander Banif Inmobiliario) and others, previously included in the Corporate Center segment.

•

The United States geographic segment is modified such that it continues to include the businesses of SHUSA (Santander Bank and SCUSA) and the commercial banking activity of Banco Santander Puerto Rico and in addition includes Banco Santander International and the Bank’s New York branch, units that were previously included in Latin America.

The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the criteria established by IFRS-IASB, the structure of our operating business areas has been segmented into two levels:

First (or geographic) level. The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s main currency areas.

The reported segments are:

•

Continental Europe. This covers all retail banking business and corporate banking in this region. This segment includes the following units: Spain, Portugal, Poland, Santander Consumer Finance (which includes the consumer business in Europe, including that of Spain, Portugal and Poland) and Spain’s Real Estate Activity.

•	United Kingdom. This includes retail and corporate banking conducted by the various units and branches of the Group in the country.

•

Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialized units of Santander Private Banking, as an independent and globally managed unit.

•	United States. Includes the businesses of Santander Bank, Santander Consumer USA, Puerto Rico, Banco Santander International and the Bank’s New York branch business.

Second (or business) level. This segments the activity of our operating units by type of business. The reported segments are:

•

Retail Banking. This area covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Also included in this business area are the results of the hedging positions taken in each country within the scope of the relevant ALCO portfolio.

•

Global Corporate Banking. This business, previously called Global Wholesale Banking, reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Spain’s Real Estate Activity. This unit includes loans to customers in Spain whose activity is mainly real estate development, equity stakes in real estate companies and foreclosed assets.

In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Corporate Center area. This area incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, as well as management of liquidity and of stockholders’ equity through issuances. As the Group’s holding entity, the Corporate Center area manages all capital and reserves and allocations of capital and liquidity. It also incorporates the goodwill’s impairment but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.

For purposes of our financial statements and this report on Form 6-K, we have calculated the results of operations of the various units of the Group listed below using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

First level (or geographic):

Continental Europe

Continental Europe includes all activities carried out in this region: Retail Banking and Global Corporate Banking, as well as Spain’s Real Estate Activity. During 2014, there were four main units within this area: Spain, Portugal, Poland and Santander Consumer Finance.

Continental Europe is the largest business area of Grupo Santander by assets. At the end of 2014, it accounted for 38% of total managed customer funds, 37% of total loans to customers and 24% of profit attributed to the Parent bank’s total operating areas.

The area had 5,484 branches and 56,645 employees (direct and assigned) of which 3,441 were temporary employees, at the end of 2014.

In 2014, this segment obtained attributable profit of €1,647 million, an increase of €411 million or 33% mainly due to improved net interest income (which increased by €328 million) and to the decrease in impairment losses on financial assets (which decreased by €858 million). Return on equity (“ROE”) stood at 5.8%.

Spain

We have a solid retail presence in Spain (3,511 branches, 4,986 ATMs and 12.6 million customers), which is reinforced with global businesses in key products and segments (corporate banking, private banking, asset management, insurance and cards).

In order to consolidate the Group’s leadership in Spain and increase profitability and efficiency, Santander merged its two large retail networks (Santander and Banesto) and its private bank (Banif) in 2013. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations” in our 2014 Form 20-F.

The integration was completed in July 2014, ahead of schedule. All private banking clients were incorporated to Banif’s specialized customer attention model. We took advantage of the integration to optimize segmentation and specialization of branches, with a particular emphasis on private banking, Select and company banking, and increasing coverage in specialized portfolios to almost 100%.

At the end of 2014, we had 3,511 branches and a total of 26,840 employees (direct and assigned), all of which were hired on a full time basis.

In 2014 Spain showed sound recovery of economic growth which, combined with the improvement in financial condition (10 year risk premium of 107 basis points at year end), boosted retail banking flows of credit to both households and SMEs. However, the balance of loans to businesses and households declined once again, due to the deleveraging in some sectors and the increasing number of debt issuances by large companies. Deposits were down slightly in response to the decrease in term in an environment of low interest rates that benefited investment funds.

In 2014, profit attributable to the Parent bank in Spain was €827 million, a €133 million or 19% increase as compared to 2013, while the ROE was 7.4%. The main factors contributing to the growth were: (i) a €694 million decrease in net gains on financial assets and liabilities relating to the centralized management of risks, offset by (ii) a €252 million decrease in operating expenses, due to synergies from the merger and optimization plans, and (iii) a €666 million decrease in impairment losses on financial assets, due to lower net entries in non-performing loan balances as credit quality improves.

In 2014, Spain’s lending decreased by 2% while managed customer funds was flat as the 20% increase in mutual and pension funds was offset by the 1% and 12% decrease in deposits and marketable debt securities, respectively. The increase in mutual and pension funds of €8,060 million due to the greater demand for these products and the improved performance of the markets, with the accompanying increase in share prices, was offset in part by the decrease in marketable debt securities of €4,880 million.

The non-performing loans (“NPL”) ratio was 7.38%, an 11 basis point decrease as compared to 2013. The coverage ratio remained at 45%.

Portugal

Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).

At the end of 2014, Portugal had 594 branches and 5,448 employees (direct and assigned), of which 172 employees were temporary.

In 2014, profit attributable to the Parent bank was €184 million, a €74 million or 67% increase from 2013. The main drivers for the increase were the growth in net interest income (€32 million as a result of the lower funding costs), a €37 million increase in net gains on financial assets and liabilities (greater gains in portfolio management) which offset the €38 million drop in net fees and commissions (affected by both the lower business volume and regulatory changes), and a €68 million decrease in impairment losses on financial assets (benefiting from the decrease in net non-performing loans entries over the past 12 months).

In 2014, the strategy of the Group in Portugal remained closely focused on raising levels of profitability and market share in the various segments. At the same time, management of net interest income and non-performing loans continued to be critical strategic priorities. On the liability side, a cost reduction strategy was combined with a notable increase in liabilities, as a result of harnessing market opportunities and a flight-to-quality effect in order to grow. On the asset side, greater emphasis was placed on the business segment.

Lending continued to decline with a decrease of 5% for 2014 due to the deleveraging environment. At the end of 2014, managed customer funds increased by 3% with a 1% decrease in deposits, a 23% increase in marketable debt securities, and a 15% increase in mutual and pension funds.

The year 2014 ended with an NPL ratio of 8.89%, as compared to 8.12% at the end of 2013. The coverage ratio stood at 52% compared to 50% in December 2013. The ROE stood at 7.91%.

Poland

In February 2012, Banco Santander, S.A. and KBC Bank NV (KBC) reached an investment agreement for the merger of their subsidiaries in Poland, BZ WBK S.A. and Kredyt Bank S.A., which was put into effect in early 2013, after the necessary approval was received from the Polish financial supervisor (KNF). For further details see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations— Merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A.” in our 2014 From 20-F.

In the second half of 2014 the merger of BZ WBK and Kredyt Bank was completed.

Santander is the third largest bank in Poland in terms of loans and deposits (market share of 8.9% and 9.5%, respectively, including the business of Santander Consumer Finance in the country). Excluding that business, the market shares are 7.5% in loans and 8.3% in deposits. The unit in Poland had 788 branches, 115 agencies and 12,010 employees (direct and assigned), of which 1,518 employees were temporary, at the end of 2014.

In 2014, attributable profit was €355 million, €24 million or 7% higher than 2013. Income benefited from the increase in total income of €59 million and a decrease in operating expenses of €12 million. Attributable profit was affected by higher taxes (€28 million) and minority interests (€16 million).

Customer loans increased 5%, managed customer funds increased 11% with a 9% increase in deposits. The NPL ratio decreased 42 basis points to 7.42% and the coverage ratio decreased 2 percentage points to 60%. The ROE stood at 16.0%.

Santander Consumer Finance

Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance (SCF) and its group of companies. Most of the activity of SCF relates to auto financing, personal loans, credit cards, insurance and customer deposits. These consumer financing activities are mainly focused on Germany, Spain, Italy, Norway, Poland, Finland and Sweden. SCF also conducts business in Portugal, Austria and the Netherlands, among others.

The following agreements were entered into in 2014 and strengthen SCF’s position in its markets: (i) the agreement with Banque PSA Finance (PSA Peugeot Citroën Group), (ii) the acquisition in Spain of 51% of Financiera El Corte Inglés, and (iii) the acquisition of GE Nordics (GE Money’s business in Norway, Sweden and Denmark). See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

At the end of 2014, this unit had 579 branches and 13,138 employees (direct and assigned), of which 1,347 employees were temporary.

In 2014, this unit generated €795 million in profit attributable to the Parent bank, a €152 million or 24% increase compared with 2013. The effective management of asset spreads and the reduction in the cost of deposits absorbed the decrease in interest rates, leading to a €234 million increase in net interest income. Fees and commissions were up by €53 million compared to 2013. Operating expenses rose by €61 million, almost entirely due to the addition of new units in Spain and the Nordic countries (without the impact of changes in the scope of consolidation, operating expenses were down 0.5%). Impairment losses on financial assets were down by €21 million, taking the cost of lending to all-time lows (under 1%), and reflecting a high credit quality for the business.

Customer loans increased by 8%, and managed customer funds increased by 13%, mainly due to a 51% increase in marketable debt securities. The NPL ratio increased 81 basis points to 4.82% while the coverage decreased to 100% from 105% in 2013, impacted by the entry of GE Nordics. Without taking into account the impact of GE Nordics, the NPL ratio and coverage ratio would have been 3.86% and 106%, respectively.

Spain’s Real Estate Activity

The segment, which has a specialized management model, combines (i) the run-off real estate activity in Spain, which includes loans to clients mainly for real estate promotion, where our strategy focuses on a significant reduction of our exposure; (ii) quality real estate operating assets (mainly from our old real estate fund, Santander Banif Inmobiliario); (iii) our subsidiary Metrovacesa; and (iv) certain other assets such as our stake in Spanish Bank Restructuring Asset Management Company, or Sareb (see note 8.b.ii to our consolidated financial statements). As of the end of 2014, the stake in Metrocavesa was consolidated by global integration. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations— Metrovacesa, S.A.” in our 2014 Form 20-F.

At the end of 2014, this segment had 532 employees.

In 2014, this segment had €652 million of losses attributable to the Parent bank, representing €37 million decrease in losses compared to 2013, resulting from the decrease in interest income, a fall in impairment losses and lower write-downs recorded in 2014.

United Kingdom

As of December 31, 2014, the United Kingdom accounted for 30% of the total managed customer funds of the Group’s operating areas. Furthermore, it accounted for 34% of total loans to customers and 22% of profit attributed to the Parent bank’s total operating areas.

Santander UK is focused on the United Kingdom. Around 79% of customer loans are prime mortgages for homes in the U.K. The portfolio of mortgages is of high quality, with no exposure to self-certified or subprime mortgages while buy to let loans represent around 2% of customer loans. As of December 31, 2014, the loan to deposit ratio was 124%, one percentage point higher than at December 31, 2013.

Santander UK’s strategy continued to be centered on three priorities: increasing customer loyalty and satisfaction, being the “bank of choice” for U.K. businesses, and maintaining balance sheet profitability and strength.

At the end of 2014, we had 929 branches and a total of 25,678 employees (direct and assigned), of which 476 employees were temporary, in the United Kingdom.

In 2014, Santander UK contributed €1,556 million profit attributable to the Parent bank, a €427 million or 38% increase from 2013. The ROE was 11.1%. The main developments were: (i) a €783 million increase in net interest income due to the reduced cost of retail deposits, (ii) a €421 million increase in operating expenses due to investments in the retail banking and business segments, which were partially offset by the efficiency plans being implemented, and (iii) a €248 million decrease in impairment losses on financial assets mainly due to improved credit quality throughout the range of products we offer and the improved economic environment.

As of December 31, 2014, loans and advances to customers increased by 9%, or 2% excluding the exchange rate impact, and managed customer funds increased 8%, or 0.4% excluding the exchange rate impact, with a 8% growth in deposits, or 1% excluding the exchange rate impact, and a 9% growth, or 1% excluding the exchange rate impact in marketable debt securities. The NPL ratio decreased 19 basis points to 1.79% and the coverage ratio stood at 42%.

Latin America

At December 31, 2014, we had 5,720 branches and 84,336 employees (direct and assigned) in Latin America, of which 3,241 were temporary employees. At that date, Latin America accounted for 24% of the total managed customer funds, 19% of total loans to customers and 42% of profit attributed to the Parent bank’s total operating areas.

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held at December 31, 2014		Percentage held at December 31, 2014

Banco Santander (Brasil), S.A.	89.02	Banco Santander, S.A. (Uruguay)	100.00

Banco Santander Chile	67.01	Banco Santander Perú, S.A.	100.00

Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	75.05	Banco Santander Río, S.A. (Argentina)	99.30

Banco Santander de Negocios Colombia S.A.	99.99

We engage in a full range of retail banking activities in Latin America, although the range of our activities varies from country to country. We seek to take advantage of whatever particular business opportunities local conditions present.

Our significant position in Latin America is attributable to our financial strength, high degree of diversification (by countries, businesses, products, etc.), and the breadth and depth of our franchise. Grupo Santander has the region’s largest international franchise. It has over 49 million customers and market share of 9.9% in loans and 10.1% in deposits.

Profit attributable to the Parent bank from Latin America in 2014 was €2,902 million, a €149 million or 5% decrease as compared to 2013, impacted by exchange rates and perimeter effect (the units of Santander Asset Management “SAM” that were sold and which we consolidate by the equity method in the various applicable countries). The ROE reached 14.3%. Net interest income fell by €1,188 million or 8%; however in local currencies and eliminating the perimeter effect, net interest income increased slightly, mainly affected by the change in business mix toward lower cost of credit products and also reduced spreads. Operating expenses decreased by €474 million or 6%; however, excluding the exchange rate impact and the perimeter effect, expenses grew mainly due to investment in networks and commercial projects (some traditional and others focused on priority customer segments) and inflationary pressures on employee compensation and contracted services. Impairment losses on financial assets declined €1,342 million or 21% mainly due to the improvement in Brazil continuing the trend started at the beginning of 2013.

As of December 31, 2014, loans and advances to customers increased by 12% (the perimeter effect does not affect loans as SAM does not engage in the credit business). Managed customer funds increased 15%, with a 13% growth in deposits and a 10% growth in marketable debt securities. Loans due to credit institutions increased by 44%. The NPL ratio stood at 4.79% and the coverage ratio at 84% at December 31, 2014.

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Brazil is the country’s third largest private sector bank by assets and the largest foreign bank in the country. The institution operates in the main regions, with 3,411 branches and points of banking attention, 14,856 ATMs, 46,532 employees (direct and assigned), all of which were hired on a full time basis and more than 31 million customers at the end of 2014.

During 2014, Santander Brazil’s strategy, as a bank with a wide range of products and focus on commercial banking consisted of the following: to improve customer satisfaction and loyalty, to increase the recurring and sustainable nature of transactions, to increase productivity, to strengthen the business lines with lower market share, to maintain capital and liquidity discipline with the objective of preserving the strength of the balance sheet, to manage regulatory changes and to harness opportunities for growth.

During 2014 Santander Brazil entered into or effected the following agreements/acquisitions:

• Agreement to create a joint venture with Banco Bonsucesso to leverage activities in the payroll business, as well as increase the number of products offered and improve the distribution and marketing capacity. This transaction closed in the first quarter of 2015.

• Acquisition of 50% of SuperBank, a digital platform that sells financial products and services for the individuals segment, with a more efficient structure.

• Purchase of GetNet to strengthen the credit cards business. Banco Santander (Brasil) S.A. has an indirect participation in GetNet with a stake of 88.5%.

Profit attributable to the Parent bank from Brazil in 2014 was €1,437 million, a €107 million or 7% decrease as compared to 2013, affected by exchange rates and perimeter. Total income fell €1,620 million or 12% compared with 2013. This decrease was due to (i) a €1,218 million decrease in net interest income due to the portfolio’s change in mix to lower risk products/segments and reduced spreads on loans, and (ii) a €444 million decrease in trading gains because of the reduced gains from market activity in 2014. Operating expenses decreased by €407 million or 8% compared with 2013, however in local currency and at constant perimeter they rose 1%, remaining well below the inflation rate. Credit quality continues to improve as loan loss provisions declined by 25%, or 18% in local currency. The ROE stood at 12.3%.

During 2014, total loans increased by 12%, or 10% in local currency, mainly due to an increase in mortgages (34%), where market penetration is still low, and large companies (24%). Loan volumes in segments with low risk/spreads such as agri-business (23%) and loans through the Brazilian Development Bank (21%), where we want to increase our presence, also rose strongly. Managed customer funds increased by 13% with deposits growing by 11% and mutual and pension funds growing by 15%. Loans due to credit institutions increased by 77%. The NPL ratio was 5.05% at December 31, 2014 compared with 5.64% at December 31, 2013. The coverage ratio stood at 95% at December 31, 2014.

Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. In the fourth quarter of 2013, Mexico acquired ING Hipotecaria, which consolidated the Bank as the country’s second largest mortgage provider. Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.8% and 13.7% in deposits. As of December 31, 2014, it had 1,347 branches throughout the country, 16,956 employees (direct and assigned), of which 3,117 were temporary and more than 11 million customers.

Profit attributable to the Parent bank from Mexico in 2014 declined €83 million or 12% to €606 million. Operating profit before taxes remained flat (+ €2 million) as the increase in net interest income of €18 million and the decrease in loan loss provisions of €45 million were offset by the reduction in other operating income of €27 million and increased operating expenses of €36 million due to the greater installed capacity, with the opening of 95 branches in 2014. The €114 million increase in income tax after the normalization of the effective tax rate (7% in 2013 and 19% in 2014) was the main driver of the fall in Profit attributable to the Parent bank from Mexico. The ROE was 13.2% at December 31, 2014.

Loans increased by 16% while managed customer funds increased by 15% mainly due to an increase of 16% in deposits.

At December 31, 2014, the NPL ratio increased 18 basis points to 3.84% while the coverage ratio was 86%.

Chile. Banco Santander Chile is the leading bank in Chile in terms of assets and customers, with a particular focus on retail activity (individuals and SMEs). As of December 31, 2014, its market share in loans was 19.2% and in deposits 17.6%. Of note is its share of loans to individuals – it is the leader in consumer finance with a market share of 24.6% and in mortgages with a market share of 20.9%. As of December 31, 2014, Banco Santander Chile had 475 branches, 12,123 employees (direct and assigned), all of which were hired on a full time basis, 1,645 ATMs and 3.6 million customers.

Profit attributable to the Parent bank from Chile increased €74 million to €498 million. Total income decreased €52 million as the €38 million increase in net interest income was offset by a €41 million decrease in income from fees and commissions a €51 million reduction in net gains on financial assets. Offsetting the decrease in total income was a €72 million fall in operating expenses and a €78 million decline in loan loss provisions.

For 2014, the ROE was 19.5%, the NPL ratio increased by 6 basis points to 5.97% and the coverage ratio was 52%.

In 2014, customer loans increased 6% and managed customer funds rose by 14% resulting from an 11% increase in customer deposits and a 37% growth in mutual and pension funds.

Argentina. Santander Río is the country’s leading private sector bank in terms of assets, loans and customer funds, with market shares of 9.2% in lending and 9.5% in deposits at December 31, 2014. At that date, in Argentina we had 396 branches, 7,300 employees and 2.5 million customers.

During the year, lending and deposits increased 7% and 15%, respectively. Nevertheless, in local currency lending rose 23%, focused on lending to SMEs and companies, deposits increased 31%, with similar growth in time deposits (40%) and demand deposits (26%). Loan and deposit growth and trends were aligned with the market.

Profit attributable to the Parent bank was €294 million, an 11% decrease compared with 2013 primarily due to the impact of exchange rates as in local currency profit attributable to the Parent bank increased significantly due to improved net interest income and fee and commissions income. At the end of 2014, the ROE was 33.2% while the NPL ratio increased 19 basis points to 1.61% as compared to 1.42% at the end of 2013.

Uruguay. The Group maintained its leadership in Uruguay. We are the largest private sector bank in the country, with a market share in lending of 17.7% and 15.1% in deposits. Overall, the Group had 89 branches, 1,227 employees and over 500,000 customers in the country at December 31, 2014.

Lending increased by 17%, with particular growth in individual customers and SMEs, and deposits rose by 18%, in each case compared with 2013. Attributable profit in Uruguay was €50 million, a 2% decrease, mainly due to reduced net gains on financial assets and liabilities.

Peru. As of December 31, 2014, Banco Santander Perú, S.A. had 1 branch and 131 employees. The unit’s activity is focused on companies and on the Group’s global customers. A new auto finance company began to operate in 2013, together with a well-known international partner with considerable experience in Latin America. The company has a specialized business model, focused on service and with products that enable customers to acquire any brand of new car from any dealer in Peru.

Profit attributable to the Parent bank from Peru was €22 million, a 23% increase as compared with 2013.

Colombia. Banco Santander de Negocios Colombia S.A. began operating in January 2014. The bank targets the corporate and business markets, with a special focus on global customers and local customers aiming to expand to gain international presence.

Colombia had a €6 million loss attributable to the Parent bank.

United States

The U.S. segment includes the businesses of SHUSA (Santander Bank and SCUSA), the commercial banking activity of Banco Santander Puerto Rico, Banco Santander International (based in Miami) and the Bank’s New York branch.

The business model of Santander Bank, with 705 branches, 10,075 employees (direct and assigned), all of which were hired on a full time basis, and two million customers at December 31, 2014, focuses on retail customers and companies. It conducts business in the north east of the United States, an area that generates 22% of the country’s GDP.

Santander Puerto Rico had 54 branches, 410,000 customers, 1,456 employees and market shares of 10.0% in lending and 11.7% in deposits, as well as a network of 52 shops that tend to our consumer clients, in each case at December 31, 2014. It focuses on individuals and companies.

SCUSA, based in Dallas, has 4,429 employees and specializes in consumer finance, mainly auto finance and leasing of new and used vehicles (mainly focused on retail customers, although also on vehicle dealers), and on unsecured consumer loans, as well as servicing of portfolios for third parties.

At December 31, 2013, our stake in the company was recorded by the equity method. In the first quarter 2014, SCUSA completed an initial public offering of shares at a price of $24 per share, and is now listed on the New York Stock Exchange. As of December 31, 2014, we retain a 60.5% stake; as a result, since 2014 we are fully consolidating SCUSA’s financial statements.

The U.S. segment accounted for 8% of the total managed customer funds, 10% of total loans to customers and 12% of profit attributed to the Parent bank’s total operating areas.

The U.S. segment obtained attributable profit of €862 million in 2014, in line with the €869 million obtained in 2013. Total income increased €3,196 million or 115% mainly due to SCUSA’s change in consolidation method as mentioned above and exchange rates. Eliminating this effect (as SCUSA was fully consolidated in 2014) the U.S. segment grew mostly due to the increase in lending by SCUSA while Santander Bank was affected by the reduction in the investments portfolio that impacted net interest income, as well as the decline in fee income largely due to new regulations limiting fees charged on overdrafts. Operating expenses rose €609 million or 37%, mostly due to SCUSA’s change in consolidation method and to a lesser extent due to increased expenses associated with regulatory compliance. Loan loss provisions increased €2,190 million heavily affected by SCUSA’s change in consolidation method.

For 2014, ROE was 7.82% and the NPL ratio was 2.42%, and the coverage ratio stood at 194% at year end.

Second or business level:

Retail Banking

Retail Banking’s profit attributable to the Parent bank in 2014 increased 10%, to €5,994 million. The results were impacted by the depreciation of the Latin American currencies and the change in SCUSA’s consolidation method. The main factors were: (i) an 11% increase in net interest income, (ii) a 2% decrease in operating expenses, and (iii) a 2% increase in impairment losses on financial assets.

In 2014, Retail Banking generated 89% of the operating areas’ total income and 86% of profit attributable to the Parent bank. This segment had 175,213 employees as of December 31, 2014.

Global Corporate Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

Global Corporate Banking generated 12% of total income and 23% of the profit attributable to the Parent bank in 2014. This segment had 7,601 employees at December 31, 2014.

The attributable profit in 2014 was €1,625 million, an increase of 12% compared to 2013. This performance was impacted by an increase in net interest income (5%) and income from fees and commissions (8%), and from a decrease in net gains on financial assets and liabilities (-35%), increased investments in franchises under development (3%) and a decrease in impairment losses on financial assets (-42%).

Global Corporate Banking has 3 major areas: (i) global transaction banking (which includes cash management, trade finance and basic financing and custody), (ii) financing solutions and advisory (which includes the units that originate and distribute corporate loans or structured financing, the teams that originate bonds and securitization, the corporate finance units (mergers and acquisitions, primary equity markets, investment solutions for corporate clients via derivatives), as well as asset and capital structuring), and (iii) global markets (which include the sale and distribution of fixed income and equity derivatives, interest rates and inflation, the trading and hedging of exchange rates, short-term money markets for the Group’s corporate and retail clients, management of books associated with distribution, brokerage of equities, and derivatives for investment and hedging solutions).

Spain’s Real Estate Activity

See above under “First level (or geographic)—Continental Europe—Spain’s Real Estate Activity.”

Corporate Center

At the end of 2014, this area had 2,059 employees.

This area is responsible for, on the one hand, a series of centralized activities to manage the structural risks of the Group. It executes the necessary activities for managing exposure to exchange-rate movements and the required levels of liquidity in the Group. On the other hand, it acts as the Group’s holding entity, managing the Group’s global capital as well as that of each of the business units.

The Corporate Center area had a loss of €1,151 million in 2014, a 44% decrease in the loss as compared to 2013. This decrease was primarily due to an improvement in net interest income from the lower cost borrowing, net gains on financial assets and liabilities relating to the centralized management of risks (mainly interest rate risk and exchange rate risk), and a growth in gains in other assets partly offset by increased income taxes.

Within Corporate Center, the financial management area conducts the global functions of balance sheet management, particularly liquidity risk management (via issuances), as well as the structural position of exchange rates:

•

The objective of structural liquidity management is to finance the Group’s recurring activity in optimum conditions of maturity and cost, maintaining an appropriate profile (in volumes and maturities) by diversifying the funding sources.

•

Management of the exposure to exchange rate movements is also carried out on a centralized basis. This management (which is dynamic) is conducted through exchange-rate derivatives, seeking to optimize at all times the financial cost of hedging.

Hedging of net investments in the capital of businesses abroad aims to neutralize the impact on capital of converting into euros the balances of our material subsidiaries that are consolidated and whose currency is not the euro.

The Group’s policy seeks to mitigate the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. At the end 2014, we had €15,546 million hedged relating to our investments in Brazil, the U.K., Mexico, Chile, the U.S., Poland and Norway and the instruments used were spot, foreign exchange forwards or tunnel options.

Exposures of a temporary nature – those regarding results that the Group’s units will contribute in the next 12 months in non-euro currencies – are also managed on a centralized basis in order to limit their volatility in euros.

Meanwhile, and separately from the financial management described here, the Corporate Center manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need. The price at which these transactions are carried out is the market rate (euribor or swap) plus a risk premium associated with the hold of the funds during the life of the transaction, which in terms of liquidity, the Group supports.

Lastly, and marginally, the equity stakes of a financial nature that the Group takes within its policy of optimizing investments are reflected in Corporate Center.

Total Revenues by Activity and Geographic Location

For a breakdown of our total revenues by category of activity and geographic market, see note 52 to our consolidated financial statements.

There are no other changes derived from the recast described in the introductory explanatory note through the end of this section “Item 4. Information on the Company – B. Business overview.”

C.     Organizational structure.

There are no changes derived from the recast described in the introductory explanatory note.

D.     Property, plant and equipment.

There are no changes derived from the recast described in the introductory explanatory note.

Item 4A. Unresolved Staff Comments

There are no changes derived from the recast described in the introductory explanatory note.

Item 5. Operating and Financial Review and Prospects

A.     Operating results

There are no changes derived from the recast described in the introductory explanatory note.

General

There are no changes derived from the recast described in the introductory explanatory note.

2014 Overview

There are no changes derived from the recast described in the introductory explanatory note.

Results of Operations for Santander

There are no changes derived from the recast described in the introductory explanatory note.

Results of Operations by Business Areas

For a description of our segments see “Item 4. “Information on the Company—B. Business Overview”.

Our results of operations by business areas can be summarized as follows.

First level (geographic):

Continental Europe

				Variations
	2014	2013	2012	2014/2013	2013/2012

	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	7,517	7,189	7,932	5%	(9%)
Income from equity instruments	286	265	289	8%	(8%)
Income from companies accounted for by the equity method	(25)	14	(40)	n.a.	n.a.
Net fees and commissions	3,500	3,467	3,548	1%	(2%)
Gains/losses on financial assets and liabilities (net) *	1,221	1,905	856	(36%)	123%
Other operating income/(expenses) (net)	5	(48)	66	n.a.	n.a.
TOTAL INCOME	12,504	12,792	12,651	(2%)	1%
Administrative expenses	(5,972)	(5,991)	(5,970)	(0%)	0%
Depreciation and amortization	(472)	(522)	(430)	(10%)	21%
Provisions (net)	(205)	(163)	(128)	26%	27%
Impairment losses on financial assets (net)	(2,975)	(3,833)	(9,730)	(22%)	(61%)
Impairment losses on other assets (net)	(156)	(149)	(261)	5%	(43%)
Gains/(losses) on other assets (net)	(238)	(372)	(758)	(36%)	(51%)
OPERATING PROFIT/(LOSS) BEFORE TAX	2,486	1,762	(4,626)	41%	(138%)
Income tax	(639)	(385)	1,614	66%	(124%)
PROFIT FROM CONTINUING OPERATIONS	1,847	1,377	(3,012)	34%	(146%)
Profit/(loss) from discontinued operations (net)	(26)	(6)	(7)	n.a.	(14%)
CONSOLIDATED PROFIT FOR THE YEAR	1,821	1,371	(3,019)	33%	n.a.
Profit attributable to non-controlling interest	174	135	(79)	29%	n.a.
Profit attributable to the Parent	1,647	1,236	(2,940)	33%	n.a.

*Includes exchange differences (net)

2014 compared to 20133

In 2014, Continental Europe accounted for 24% of profit attributed to the Parent bank’s total operating areas.

The different units from the Continental Europe segment developed their business in 2014 in an environment of moderate growth, with significant variances among countries and low interest rates. The system’s high liquidity facilitated corporate debt issuances and better access to credit by both companies and households. Nevertheless, lending in the eurozone declined further (-0.4%), reflecting continued deleveraging in some economies and disintermediation. The deposits of companies and households continued to grow at rates of around 3%.

In this context, the integration of the retail networks in Spain and the banks in Poland was completed.

Total income decreased by €288 million mainly due to the €684 million decrease in gains on financial assets and liabilities partially offset by the €328 million increase in net interest income. The fall in gains/(losses) on financial assets and liabilities was due to reduced gains from the management of risks (mainly interest rate risk). The growth in net interest income reflects the greater reduction in the cost of deposits, in all units, which compensated the decline in interest earned.

Operating expenses, which include administrative expenses and depreciation and amortization, decreased by €69 million or 1%, primarily due to synergies from the merger and optimization plans in Spain.

3 For a summary by countries see “Item 4. Information on the Company—B. Business Overview—Continental Europe”.

Provisions and impairment losses, which include provisions (net), impairment losses on financial assets (net), and impairment losses on other assets (net) (loan-loss provisions), decreased by €809 million or 20% reflecting decreases in all commercial units, except Poland, in loan-loss provisions.

The NPL ratio in Continental Europe decreased 22 basis points to 8.88%, while the coverage ratio was flat at 57%.

Profit attributable to the Parent increased by €411 million or 33% mainly due to improved net interest income, the decrease in operating expenses relating to synergies from the merger and optimization plans in Spain and the decrease in impairment losses on financial assets.

2013 compared to 2012

In 2013, Continental Europe accounted for 20% of profit attributed to the Parent bank’s total operating areas.

The main actions in 2013 focused on integrating the mergers of retail networks in Spain and the banks in Poland. In a still weak environment and with low interest rates, the Group’s strategy over the last three years was maintained. These strategies were: (i) defending spreads on loans and on deposits, (ii) greater focus on reducing the cost of funds, after reaching a comfortable liquidity position, (iii) control of costs and (iv) active risk management.

Total income increased by €141 million mainly due to the €1,049 million increase in gains on financial assets and liabilities offset by the €743 million decrease in net interest income. The increase in gains/(losses) on financial assets and liabilities was due to trading gains (corporate business) and gains from the management of risks (mainly interest rate risk). The fall in net interest income reflects the economic weakness, low interest rates, a still high average cost of deposits and repricing of mortgages.

Operating expenses, which include administrative expenses and depreciation and amortization, rose by €113 million or 2%, primarily due to the perimeter in Poland.

Provisions and impairment losses, which include provisions (net), impairment losses on financial assets (net), and impairment losses on other assets (net), decreased by €5,974 million or 59% after the strong increase in the deterioration of the real estate segment in Spain experienced in 2012 was not repeated in 2013.

The effort in provisions in the past years was combined with a strategy of reducing the real estate exposure in Spain. The reduction since December 2008 is approximately €30 billion.

The NPL ratio in Continental Europe increased to 9.09% in 2013 (NPL coverage was 57% in 2013). The NPL ratio increase was mainly due to: (i) a rise in Spain’s non-performing loans, mainly related to specific clients and to real estate mortgages to individuals, (ii) a drop in Spain’s lending levels, partially due to the cancellation of the public sector financing pursuant to a government program to pay suppliers’ pending invoices, deleveraging in the real estate sector and the decrease in the demand for credit, and (iii) to the integration of Kredyt Bank S.A. in Poland, which has a higher NPL ratio than the rest of Continental Europe.

Profit attributable to the Parent increased by €4,176 million after the heavy impairment losses accounted in 2012 in the Spain’s Real Estate Activity portfolio in run-off. Furthermore, comparisons with 2012 are affected by the positive impact of the consolidation of Kredyt Bank in Poland, which was partially offset by the reinsurance transaction in Spain and Portugal.

United Kingdom

				Variations
	2014	2013	2012	2014/2013	2013/2012

		(in millions of euros, except percentages)

INTEREST INCOME / (CHARGES)	4,234	3,451	3,336	23%	3%
Income from equity instruments	1	1	1	0%	0%
Income from companies accounted for by the equity method	9	4	(5)	125%	n.a.
Net fees and commissions	1,028	992	1,190	4%	(17%)
Gains/losses on financial assets and liabilities (net) *	241	402	1,231	(40%)	(67%)
Other operating income/(expenses) (net)	28	31	24	(10%)	29%
TOTAL INCOME	5,541	4,881	5,777	14%	(16%)
Administrative expenses	(2,702)	(2,318)	(2,448)	17%	(5%)
Depreciation and amortization	(353)	(316)	(270)	12%	17%
Provisions (net)	(184)	(231)	(522)	(20%)	(56%)
Impairment losses on financial assets (net)	(332)	(580)	(1,216)	(43%)	(52%)
Impairment losses on other assets (net)	-	(4)	(4)	(100%)	0%
Gains/(losses) on other assets (net)	3	-	5	n.a.	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1,973	1,432	1,322	38%	8%
Income tax	(416)	(293)	(303)	42%	(3%)
PROFIT FROM CONTINUING OPERATIONS	1,557	1,139	1,019	37%	12%
Profit/(loss) from discontinued operations (net)	-	(9)	77	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,557	1,130	1,096	38%	3%
Profit attributable to non-controlling interest	1	1	1	0%	0%
Profit attributable to the Parent	1,556	1,129	1,095	38%	3%

*Includes exchange differences (net)

2014 compared to 2013

In 2014, the United Kingdom accounted for 22% of profit attributed to the Parent bank’s total operating areas.

Santander UK’s strategy is built around three priorities: loyal and satisfied retail customers; Bank of Choice for U.K. companies, and consistent profitability and a strong balance sheet.

Total income increased by €660 million in 2014 mainly due to greater net interest income, partially offset by lesser gains / (losses) on financial assets and liabilities. Net interest income increased by €783 million due to the reduced cost of retail deposits. Santander UK’s Retail Banking reduced its more rate sensitive and short term deposits (mainly through maturities of higher rate eSaver savings products), and replaced them with deposits that offer better relationship opportunities and lower cost term products. Gains / (losses) on financial assets and liabilities decreased €161 million mainly due unrepeated results obtained in 2013 from the ALCO portfolio and debt repurchases.

Operating expenses increased €421 million or 16% in 2014 due to continued investments in the retail banking and business segments, which were partially offset by the efficiency plans being implemented. These investment programs continued to support improvements in the business and to provide the underpinning for future efficiency improvements.

We continued to invest in branch renovations and digital technology. This year we have delivered a number of improvements in all of our digital platforms including our online and mobile banking services as well as introducing more digital technology into our branches.

Provisions and impairment losses decreased €299 million or 37% of which €248 million were due to lower impairment losses on financial assets relating to improved credit quality across our product range and supported by an improving economic environment. Provisions (net) decreased by €47 million as a result of a €286 million reduction in pension obligations due to the agreement reached to limit pensionable salary (see note 25.C.ii to our consolidated financial statements), partly offset by restructuring costs. The NPL ratio of 1.79% at the end of 2014 was lower than at the end of 2013 when it was 1.98%. We maintained our conservative lending criteria, with an average LTV of 65% for new loans, including Help to Buy, and 47% on the stock of mortgages.

Profit attributable to the Parent increased €427 million mainly due to improved net interest income and lower provisions and impairment losses which were partially offset by increased operating expenses. The results demonstrate a further improvement in performance and continued progress evident during the year, particularly in net interest income.

2013 compared to 2012

In 2013, the United Kingdom accounted for 18% of profit attributed to the Parent bank’s total operating areas.

Total income decreased by €896 million in 2013 mainly due to lesser gains / (losses) on financial assets and liabilities as in 2012 Santander UK accounted for the repurchase of debt capital instruments. Net interest income increased €115 million or 3%, and rose in every quarter, thanks to the spread on the stock of mortgages and the maturity of costly deposits in the second half of the year. The ratio of net interest income to average customer assets improved to 1.71% in the last quarter of 2013 from 1.27% in the last quarter of 2012. Net fees and commissions were €198 million lower due to reduced Global Corporate Banking activity.

Operating expenses decreased €84 million in 2013, despite investments in retail and corporate banking.

Santander UK continued to invest in the growth of the SME business and Large Corporates. Moreover, the unit further developed its capacity to support their SME customers, with more customer-facing staff in its growing regional Corporate Business Centre network, and expansion into new financial centers across the U.K. Santander UK also completed the rollout of and customer migration to the new transactional platform in 2013.

The increase was also driven by ongoing investment in business growth in Retail Banking, as well as increased regulatory compliance and control costs. These increases were partly offset by tight cost control, the consolidation of multi-branch locations.

Provisions and impairment losses decreased €927 million. The €291 million decrease in provisions (net) was mainly due to a €264 million customer remediation provision charge principally relating to PPI remediation accounted in 2012 and not repeated in 2013. Impairment losses on financial assets decreased by €636 million mainly due to the significant provisions accounted in 2012 related to the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provisions related to assets acquired from Alliance & Leicester plc. (particularly the shipping portfolio) as well as certain assets within the old Abbey Commercial Mortgages book. The amount of the provision in 2012 reflected the increasing losses experienced in these portfolios. No further significant provisions were required in 2013 as disposals of assets across the portfolios were consistent with provisioned levels.

In 2013, Santander UK improved its credit quality across the product range in retail and corporate banking. The NPL ratio experienced a small decrease of 7 basis points, from 2.05% to 1.98%, while the coverage decreased from 44% to 42%. The stock of residential properties in possession remained very low at 0.05% of the total portfolio, unchanged from 2012 and below the industry average, according to the Council of Mortgage Lenders.

Profit attributable to the Parent increased €34 million mainly due to lower provisions and impairment losses which were partially compensated by reduced gains on financial transactions. The results demonstrate a further improvement in performance and continued the progress evident through the year, particularly in net interest income.

Latin America

				Variations
	2014	2013	2012	2014/2013	2013/2012

		(in millions of euros, except percentages)

INTEREST INCOME / (CHARGES)	13,620	14,808	17,418	(8%)	(15%)
Income from equity instruments	88	54	59	63%	(8%)
Income from companies accounted for by the equity method	283	264	232	7%	14%
Net fees and commissions	4,372	4,477	4,717	(2%)	(5%)
Gains/losses on financial assets and liabilities (net) *	484	982	1,020	(51%)	(4%)
Other operating income/(expenses) (net)	(290)	(267)	(359)	9%	(26%)
TOTAL INCOME	18,557	20,318	23,087	(9%)	(12%)
Administrative expenses	(7,130)	(7,497)	(7,933)	(5%)	(5%)
Depreciation and amortization	(720)	(827)	(794)	(13%)	4%
Provisions (net)	(946)	(770)	(1,011)	23%	(24%)
Impairment losses on financial assets (net)	(5,145)	(6,487)	(7,298)	(21%)	(11%)
Impairment losses on other assets (net)	16	(24)	(25)	n.a.	(4%)
Gains/(losses) on other assets (net)	113	312	228	(64%)	37%
OPERATING PROFIT/(LOSS) BEFORE TAX	4,745	5,025	6,254	(6%)	(20%)
Income tax	(1,053)	(1,113)	(1,366)	(5%)	(19%)
PROFIT FROM CONTINUING OPERATIONS	3,692	3,912	4,888	(6%)	(20%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	3,692	3,912	4,888	(6%)	(20%)
Profit attributable to non-controlling interest	790	861	849	(8%)	1%
Profit attributable to the Parent	2,902	3,051	4,039	(5%)	(24%)

  *Includes exchange differences (net)

2014 compared to 20134

As of December 31, 2014, Latin America accounted for 42% of profit attributable to the Parent’s total operating areas.

The strategy in 2014 focused on expansion, consolidation and improvement in the business of the commercial franchise in the region.

Total income decreased by €1,761 million or 9%, however in local currencies and eliminating the perimeter effect (the units of Santander Asset Management that were sold and that we now consolidate by the equity method in the various countries), they increased slightly. Net interest income fell by €1,188 million or 8%, mainly affected by the change in business mix to lower cost of credit products and also reduced spreads, particularly in Brazil and Mexico. Higher volumes and a lower cost of funds partially offset these effects. Gains / (losses) on financial assets and liabilities decreased €498 million mainly due to lower trading gains as the income obtained in 2013 from the sale of portfolios, mainly in Brazil, was not repeated.

Operating expenses decreased by €474 million or 6%. Nevertheless, excluding the exchange rate impact and the perimeter effect, expenses grew slightly mainly due to investment in networks and commercial projects (some traditional and others focused on priority customer segments) and inflationary pressures on employee compensation and contracted services, and to a lesser extent, the consolidation of GetNet in Brazil.

Provisions and impairment losses decreased by €1,206 million as impairment losses on financial assets declined €1,342 million, mainly due to the improvement in Brazil (-€1,212 million) accentuating the change in trend started at the beginning of 2013. The NPL ratio decreased 31 basis points to 4.79%, positively impacted by Brazil, and the coverage ratio stood at 84% at the end of 2014.

4 For a summary by countries see “Item 4. Information on the Company—B. Business Overview—Latin America”.

Profit attributable to the Parent decreased by €149 million or 5%, mainly due to decreased net interest income and gains / (losses) on financial assets and liabilities, offset by lower loan-loss provisions.

2013 compared to 2012

As of December 31, 2013, Latin America accounted for 48% of profit attributable to the Parent’s total operating areas.

The strategy in 2013 was focused on the expansion and consolidation of the commercial franchise in the region. The specialized offering of products and services is being strengthened in line with customer requirements, with a view to enabling the Bank to boost long-term growth; all while maintaining constant vigilance of risk quality.

Total income decreased by €2,769 million due to a fall of €2,610 million in net interest income mainly focused in Brazil affected by lower spreads and the change of mix towards products with lower cost and margins. These effects were partially offset by higher volumes (in local currencies).

Operating expenses decreased by €403 million or 5%. Nevertheless, excluding the exchange rate impact, operating expenses grew due to investment in networks and commercial projects (some traditional and others focused on priority customer segments), inflationary pressures on salary agreements and contracted services, and higher amortizations for technology.

Provisions and impairment losses decreased by €1,053 million. This fall was mainly concentrated in Brazil which, after the change in trend at the beginning of 2013, reduced its provisions between March and the end of the year. This was partially offset by rises in Mexico and Chile. The NPL ratio and the coverage stood at 5.10% and 85%, respectively.

Profit attributable to the Parent decreased by €988 million mainly due to a fall in net interest income affected by lower spreads (primarily in Brazil due to the change of business mix) partially offset by lower provisions due to the improvement in Brazil.

United States

				Variations
	2014	2013	2012	2014/2013	2013/2012

	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,789	1,807	2,099	165%	(14%)
Income from equity instruments	29	24	20	21%	20%
Income from companies accounted for by the equity method	4	331	352	(99%)	(6%)
Net fees and commissions	830	578	556	44%	4%
Gains/losses on financial assets and liabilities (net) *	205	106	286	93%	(63%)
Other operating income/(expenses) (net)	122	(63)	(72)	n.a.	(13%)
TOTAL INCOME	5,979	2,783	3,241	115%	(14%)
Administrative expenses	(2,039)	(1,481)	(1,436)	38%	3%
Depreciation and amortization	(200)	(149)	(133)	34%	12%
Provisions (net)	(21)	(59)	(185)	(64%)	(68%)
Impairment losses on financial assets (net)	(2,233)	(43)	(348)	n.a.	(88%)
Impairment losses on other assets (net)	(12)	(17)	(16)	(29%)	6%
Gains/(losses) on other assets (net)	46	(2)	6	n.a.	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1,520	1,032	1,129	47%	(9%)
Income tax	(439)	(164)	(217)	168%	(24%)
PROFIT FROM CONTINUING OPERATIONS	1,081	868	912	25%	(5%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,081	868	912	25%	(5%)
Profit attributable to non-controlling interest	219	(1)	-	n.a.	n.a.
Profit attributable to the Parent	862	869	912	(1%)	(5%)

  *Includes exchange differences (net).

2014 compared to 20135

In 2014, United States contributed 12% of the profit attributable to the Parent bank’s total operating areas. In 2014, business was conducted in an environment of faster growth. With interest rates at historic lows, this enabled quantitative stimulus measures to be reduced and the dollar to strengthen against the euro.

Santander Bank strategy in 2014 centered on growth in loans to companies and consolidating the business derived from auto finance, and on increasing and improving the quality of deposits. In addition, measures to optimize the balance sheet were implemented which will have a positive impact on results in the future.

In Santander Puerto Rico the strategy of deleveraging led to a 16% fall in lending.

SCUSA completed in the first quarter of 2014 its public offering of shares and listing on the New York Stock Exchange. SCUSA continued in 2014 its auto finance plan stemming from the agreement with Chrysler, whereby we originate private-label loans and leases under the Chrysler Capital brand (“Chrysler Capital”) to facilitate Chrysler vehicle retail sales. Furthermore, SCUSA took actions and entered into agreements that enabled it to continue to grow in unsecured consumer loans. The strategy of the last few quarters was centered on increasing originations, but maintaining more stable on-balance sheet balances, as a result of securitizations and sales of portfolios.

Total income increased €3,196 million or 115%, mainly due to SCUSA’s change in consolidation method (see “Item 4. Information on the Company—B. Business Overview—United States”). Excluding the change in consolidation method and exchange rate impacts, growth was mostly due to the increase in lending in SCUSA, offset by the reduction in the investments portfolio that impacted net interest income, as well as the decline in fee income largely due to new regulations on fees we can charge on overdrafts.

Operating expenses rose €609 million or 37%, largely due to SCUSA’s change in consolidation method and the need to adapt to regulatory requirements, as well as investment in technology (ATMs, mobile banking and cards).

5 For further information on the segment, see “Item 4. Information on the Company—B. Business Overview—United States”.

Provisions and impairment losses increased by €2,147 million as Impairment losses on financial assets (net), increased by €2,190 million, significantly affected by SCUSA’s change in consolidation method. The increase in the amount of allowances was mainly related to loans originated after the change in control date and was driven by strong new originations and an increase in the net charge-off rate, events that occurred subsequent to that date. At December 31, 2014, the NPL ratio was 2.42%, which represents a 60 basis points reduction from 2013. The coverage ratio improved 46 percentage points to 194% at December 31, 2014.

Profit attributable to the Parent was €862 million in line with the €869 million obtained in 2013. The increase in total income due to SCUSA’s growth in lending did not feed through fully to profits because of the higher provisions required for the faster pace of lending and to a lesser extent, the increase in operating expenses.

2013 compared to 2012

In 2013, United States contributed 14% of the profit attributable to the Parent’s bank total operating areas. Business was conducted in a setting of moderate growth in which the monetary authorities kept interest rates very low and implemented other unconventional stimulus measures such as quantitative easing.

During 2013, Sovereign Bank changed its name to Santander Bank and continued to capture new customers and expand its range of higher value-added products and services. The main strategy in the retail segment is to enhance customer attention via new ATMs, refurbish branches and give an impetus to alternative channels (mobile banking, etc.).

Santander Consumer USA’s strategy was to continue to strengthen its auto finance franchise. The growth drivers are organic growth supported by commercial agreements with brands and dealers, strategic alliances (such as the partnership with Chrysler), growth in the platform of direct credits to clients via Internet (Roadloans.com) and the opportunities of expansion offered by servicing.

Total income decreased by €458 million reflecting a €292 million reduction in net interest income and €180 million reduction in gains on financial assets and liabilities. The decrease in net interest income reflected the low interest rate environment, the reduction in the non-strategic loan portfolio and the sharp fall in the investment portfolio. Gains on financial assets and liabilities decreased due to lower trading gains.

SCUSA’s contribution, which was accounted for as income from companies accounted for by the equity method, was €331 million, 6% less than in 2012. Although SCUSA’s net interest income increased mainly due to the agreement with Chrysler, this growth has not yet fed through to profits because of the higher provisions required for the faster pace of lending.

Operating expenses increased by €61 million as a result of the investment in rebranding, technology (ATMs, mobile banking, cards) and higher spending on regulatory compliance.

Provisions and impairment losses decreased by €430 million due to the normalization of the cost of credit and the improvement in the economy. At December 31, 2013, the NPL ratio and the coverage stood at 3.02% and 147% respectively.

Profit attributable to the Parent decreased €43 million. This fall was mainly driven by Santander Bank as the sharp reduction in provisions due to the high credit quality was offset by a fall in net interest income and gains on financial assets and liabilities and higher operating expenses.

Corporate Center

				Variations
	2014	2013	2012	2014/2013	2013/2012

	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(613)	(1,320)	(862)	(54%)	53%
Income from equity instruments	31	34	54	(9%)	(37%)
Income from companies accounted for by the equity method	(28)	(113)	(112)	(75%)	1%
Net fees and commissions	(34)	247	250	n.a.	(1%)
Gains/losses on financial assets and liabilities (net) *	699	(1)	(253)	n.a.	(100%)
Other operating income/(expenses) (net)	(24)	45	427	n.a.	(89%)
TOTAL INCOME	31	(1,108)	(496)	n.a.	123%
Administrative expenses	(56)	(165)	(14)	(66%)	n.a.
Depreciation and amortization	(542)	(577)	(556)	(6%)	4%
Provisions (net)	(1,653)	(1,222)	374	35%	n.a.
Impairment losses on financial assets (net)	(25)	(284)	(288)	(91%)	(1%)
Impairment losses on other assets (net)	(786)	(309)	(202)	154%	53%
Gains/(losses) on other assets (net)	2,986	1,792	668	67%	168%
OPERATING PROFIT/(LOSS) BEFORE TAX	(45)	(1,873)	(514)	(98%)	n.a.
Income tax	(1,171)	(79)	(312)	n.a.	(75%)
PROFIT FROM CONTINUING OPERATIONS	(1,216)	(1,952)	(826)	(38%)	136%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(1,216)	(1,952)	(826)	(38%)	136%
Profit attributable to non-controlling interest	(65)	158	(3)	n.a.	n.a.
Profit attributable to the Parent	(1,151)	(2,110)	(823)	(45%)	156%

* Includes exchange differences (net).

2014 compared to 2013

Total income improved by €1,139 million. Net interest income / (charges) improved by €707 million largely due to the lower cost of issuances, and gains/losses on financial assets and liabilities (net) increased by €700 million due to gains from centralized management of risks (mainly interest rate risk and exchange rate risk).

Operating expenses decreased €144 million or 19% mainly due to the impact of the efficiency plans, which are producing their results.

Provisions and impairment losses increased €649 million mainly due to provision for pre-retirements in Spain and restructuring costs and impairment losses on intangible assets partly offset by the decrease in loan-loss provisions. These impairment losses on intangible assets mainly relate to the decline in, or loss, of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

Gains/(losses) on other assets (net) were €2,986 mainly due to: (i) the public offering of shares by SCUSA €1.7 billion, (ii) the sale of Altamira for €550 million, and (iii) €413 million due to the sale of insurance companies in Ireland of which €207 million related to the fair value recognition of the 49% ownership interest retained by the Group. See notes 3 and 49 to our consolidated financial statements.

Income taxes increased by €1,092 million mainly due to the previously mentioned transactions.

Loss attributable to the Parent decreased by €959 million due to increases in total income and gains on other assets, partially offset by higher provisions and impairment losses on other assets.

2013 compared to 2012

Total income decreased €612 million due to (i) the €458 million decrease in net interest income relating to our policy of strengthening liquidity since the middle of 2012, and which combined with the current low level of market interest rates, caused net interest income to deteriorate temporarily, (ii) the €382 million decrease in other operating income mainly due to the €435 million accounted in 2012 as a result of the agreement reached with Abbey Life Insurance Ltd., a subsidiary of Deutsche Bank AG. The agreement provided for the reinsurance of our entire individual life risk portfolio of our insurance companies in Spain and Portugal, and (iii) a €252 million decrease in losses on financial assets and liabilities (net) due to a decrease in losses from the centralized management of risks.

Operating expenses increased €172 million mainly due to the execution in 2013 of projects originally planned for 2012.

Provisions and impairment losses increased €1,699 million mainly due to provisions for pensions and similar obligations relating to the pre-retirement and voluntary redundancy offer accepted by employees in 2013, charges made in the fourth quarter for goodwill in Italy, real estate provisions and for the integration costs of SEB in Germany.

Gains/(losses) on other assets (net) registered an increase of €1,124 million. Gains were mainly due to the sale of our management companies (€1,372 million) to Warburg Pincus and General Atlantic, the insurance companies in Spain (€385 million) to Aegon, and the payment services company (€122 million) to Elavon Financial Services Limited.

Loss attributable to the Parent increased by €1,287 million primarily due to greater provisions and lower income offset partially by gains/(losses) on other assets (net).

Second level (business):

Retail Banking

				Variations
	2014	2013	2012	2014/2013	2013/2012

	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	27,699	24,856	28,168	11%	(12%)
Income from equity instruments	132	79	85	67%	(7%)
Income from companies accounted for by the equity method	341	656	639	(48%)	3%
Net fees and commissions	8,338	8,206	8,610	2%	(5%)
Gains/losses on financial assets and liabilities (net) *	1,394	2,239	2,549	(38%)	(12%)
Other operating income/(expenses) (net)	(215)	(378)	(354)	(43%)	7%
TOTAL INCOME	37,689	35,658	39,697	6%	(10%)
Administrative expenses	(15,946)	(15,478)	(15,999)	3%	(3%)
Depreciation and amortization	(1,573)	(1,652)	(1,446)	(5%)	14%
Provisions (net)	(1,309)	(1,179)	(1,824)	11%	(35%)
Impairment losses on financial assets (net)	(9,812)	(9,578)	(12,008)	2%	(20%)
Impairment losses on other assets (net)	(26)	(74)	(282)	(65%)	(74%)
Gains/(losses) on other assets (net)	158	255	227	(38%)	12%
OPERATING PROFIT/(LOSS) BEFORE TAX	9,181	7,952	8,365	15%	(5%)
Income tax	(2,128)	(1,617)	(1,673)	32%	(3%)
PROFIT FROM CONTINUING OPERATIONS	7,053	6,335	6,692	11%	(5%)
Profit/(loss) from discontinued operations (net)	(26)	(15)	70	73%	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	7,027	6,320	6,762	11%	(7%)
Profit attributable to non-controlling interest	1,033	799	716	29%	12%
Profit attributable to the Parent	5,994	5,521	6,046	9%	(9%)

*Includes exchange differences (net).

2014 compared to 2013

Retail Banking generated 86% of the operating areas’ profit attributable to the Parent bank in 2014. The evolution of results in euros is affected by average exchange rates. In addition, SCUSA, which was previously accounted for by the equity method, is fully consolidated in our results as of the date we took control after its public offering and listing in January 2014.

The €2,031 million increase in total income was mainly due to a €2,843 million or 11% growth in net interest income. The increase in net interest income was primarily focused in: (i) Continental Europe and the U.K. as the reduction in cost of funds compensated the decrease in interest income and (ii) in U.S. due to SCUSA’s change in consolidation method. Each of our four business areas (Continental Europe, the U.K., Latin America and the U.S.) improved their total income. Partly offsetting the increase in net interest income was a €845 million decrease in gains/losses on financial assets and liabilities (net) mainly due to a decrease in gains from the management of risks.

Operating expenses increased by €389 million or 2% mainly due to the perimeter effect and the investments made to develop the network and businesses.

Provisions and impairment losses increased by €316 million or 3%. The main developments were SCUSA’s change in consolidation method, as well as the decrease in impairments in Latin America mainly concentrated in Brazil.

Profit attributable to the Parent increased by €473 million or 9%, mainly due to the increase in net interest income.

2013 compared to 2012

Retail Banking generated 88% of the operating areas’ profit attributable to the Parent bank in 2013.

The €4,039 million decrease in total income was mainly due to: (i) a €3,312 million fall in net interest income. This reflected the environment of low growth and interest rates, the Group’s strategy of giving priority to liquidity and balance sheet strength and the change of business mix toward lower risk products, (ii) a €404 million decrease in net fees and commissions (excluding the exchange rate impact, they were in line with the previous year due to the growth in commissions in cards in Latin America), and (iii) a €310 million decrease in gains/losses on financial assets and liabilities (net) mainly due to a decrease in gains from the management of risks.

Operating expenses decreased by €315 million. Excluding the exchange rate impact they increased mainly due to the increasing costs in Latin America related to business development and inflationary pressures on wage agreements. Santander Bank’s operating expenses also increased due to the rebranding process and technology investment.

Provisions and impairment losses decreased by €3,283 million mainly attributable to the improvement of the portfolio’s composition and its credit quality, and improvement in the economy.

Profit attributable to the Parent decreased by €525 million or 9%, due to lower total income in an environment of reduced business and low interest rates in mature markets and change of business mix in emerging ones. Lower provisions partly offset the decrease in total income.

Global Corporate Banking

				Variations
	2014	2013	2012	2014/2013	2013/2012

	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,481	2,361	2,543	5%	(7%)
Income from equity instruments	272	265	284	3%	(7%)
Income from companies accounted for by the equity method	(2)	(1)	-	100%	n.a.
Net fees and commissions	1,392	1,293	1,360	8%	(5%)
Gains/losses on financial assets and liabilities (net) *	749	1,155	840	(35%)	38%
Other operating income/(expenses) (net)	31	15	(16)	107%	n.a.
TOTAL INCOME	4,923	5,088	5,011	(3%)	2%
Administrative expenses	(1,682)	(1,634)	(1,592)	3%	3%
Depreciation and amortization	(158)	(148)	(172)	7%	(14%)
Provisions (net)	(38)	(44)	(16)	(14%)	175%
Impairment losses on financial assets (net)	(552)	(953)	(420)	(42%)	127%
Impairment losses on other assets (net)	(43)	(37)	(24)	16%	54%
Gains/(losses) on other assets (net)	(13)	11	(5)	n.a.	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	2,437	2,283	2,782	7%	(18%)
Income tax	(667)	(633)	(780)	5%	(19%)
PROFIT FROM CONTINUING OPERATIONS	1,770	1,650	2,002	7%	(18%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,770	1,650	2,002	7%	(18%)
Profit attributable to non-controlling interest	145	197	182	(26%)	8%
Profit attributable to the Parent	1,625	1,453	1,820	12%	(20%)

*Includes exchange differences (net).

2014 compared to 2013

Santander Global Banking and Markets maintained in 2014 the key pillars of its business model, focused on the customer, the global reach of the division and its synergies with local units, with an active management of risk, capital and liquidity. This segment contributed 23% of the operating areas’ profit attributable to the Parent bank in 2014.

Total income decreased €165 million mainly due to lower gains on financial assets and liabilities (€406 million) partially offset by the €99 million increase in net fees and commissions and the €120 million increase in net interest income. The sharp fall in gains on financial assets and liabilities was due to lower trading gains relating to the impact of markets on transactions with customers and valuation adjustments.

Operating expenses increased 3% reflecting investments in high potential markets, particularly in the U.K. and the U.S.

Provisions and impairment losses decreased by €401 million or 39% compared with 2013 due to lower loan-loss provisions, after the increase experienced in 2013 in Spain and Mexico.

Profit attributable to the Parent increased by €172 million. This performance was due to the increase in income from fees and commissions, the growth in net interest income and lower provisions, which were offset by the decrease in gains on financial assets and liabilities and higher costs incurred from the investment in franchises under development.

2013 compared to 2012

Santander Global Banking and Markets conducted its business in markets that were more stable and with increased regulatory requirements. This segment contributed 23% of the operating areas’ profit attributable to the Parent bank in 2013.

Total income increased 2% or €77 million, due primarily to the €315 million increase in gains on financial assets and liabilities offset by the €182 million decline in net interest income mainly due to exchange rates and to a lesser extent a reduction in Spain’s business volume.

Operating expenses increased 1%, in line with the previous year.

Provisions and impairment losses increased by €574 million due to higher loan-loss provisions, mainly in Spain and Mexico. In the first case, they were related to specific companies, and in the second mainly to homebuilders.

Profit attributable to the Parent decreased by €367 million. The key drivers were higher minority interests in the Latin American units, the depreciation of their currencies and, above all, higher loan-loss provisions.

Spain’s Real Estate Activity

				Variations
	2014	2013	2012	2014/2013	2013/2012

	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(20)	38	74	(153%)	(49%)
Income from equity instruments	-	-	-	n.a.	n.a.
Income from companies accounted for by the equity method	(68)	(42)	(100)	62%	(58%)
Net fees and commissions	-	15	41	n.a.	(63%)
Gains/losses on financial assets and liabilities (net) *	8	1	4	n.a.	(75%)
Other operating income/(expenses) (net)	49	16	29	n.a.	(45%)
TOTAL INCOME	(31)	28	48	n.a.	(42%)
Administrative expenses	(215)	(175)	(196)	23%	(11%)
Depreciation and amortization	(14)	(14)	(9)	0%	56%
Provisions (net)	(9)	-	(6)	n.a.	n.a.
Impairment losses on financial assets (net)	(321)	(412)	(6,164)	(22%)	n.a.
Impairment losses on other assets (net)	(83)	(83)	-	0%	n.a.
Gains/(losses) on other assets (net)	(221)	(328)	(741)	(33%)	(56%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(894)	(984)	(7,068)	(9%)	(86%)
Income tax	248	295	2,181	(16%)	(86%)
PROFIT FROM CONTINUING OPERATIONS	(646)	(689)	(4,887)	(6%)	(86%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(646)	(689)	(4,887)	(6%)	(86%)
Profit attributable to non-controlling interest	6	-	(127)	n.a.	n.a.
Profit attributable to the Parent	(652)	(689)	(4,760)	(5%)	(86%)

*Includes exchange differences (net).

2014 compared to 2013

The segment, which has a specialized management model, combines (i) the run-off real estate activity in Spain, which includes loans to clients mainly for real estate promotion, where our strategy focuses on a significant reduction of our exposure; (ii) quality real estate operating assets (mainly from our old real estate fund, Santander Banif Inmobiliario); (iii) our subsidiary Metrovacesa; and (iv) certain other assets such as our stake in Sareb.

Impairment losses on financial assets continued its downward trend and experienced a reduction of €91 million directly related to the decrease in net customer lending.

Losses on other assets (net) decreased by €107 million mainly due to a drop in impairments and losses from sale of foreclosed assets.

Losses attributable to the Parent decreased €37 million, mainly due to a fall in impairment losses and decreased losses on other assets.

2013 compared to 2012

Losses attributable to the Parent decreased by €4,071 million after the heavy impairment losses accounted for during 2012 due to the deterioration of the real estate portfolio. Impairment losses on financial assets (net) decreased €5,752 million.

Losses on other assets decreased by €413 million mainly due to lesser provisions for foreclosed assets in 2013.

Income tax benefit decreased by €1,886 million as operating losses decreased by €6,084 million.

Financial Condition

There are no changes derived from the recast described in the introductory explanatory note.

B.     Liquidity and capital resources

There are no changes derived from the recast described in the introductory explanatory note.

C.     Research and development, patents and licenses, etc.

There are no changes derived from the recast described in the introductory explanatory note.

D.     Trend information

There are no changes derived from the recast described in the introductory explanatory note.

E.     Off-balance sheet arrangements

There are no changes derived from the recast described in the introductory explanatory note.

F.     Tabular disclosure of contractual obligations

There are no changes derived from the recast described in the introductory explanatory note.

G.     Other disclosures

There are no changes derived from the recast described in the introductory explanatory note.

Item 6. Directors, senior management and employees

A.     Directors and senior management

There are no changes derived from the recast described in the introductory explanatory note.

B.     Compensation

There are no changes derived from the recast described in the introductory explanatory note.

C.     Board practices

There are no changes derived from the recast described in the introductory explanatory note.

D.     Employees

As of December 31, 2014, we had 185,405 employees (as compared to 182,958 in 2013 and 186,763 in 2012) of which 30,153 were employed in Spain (as compared to 32,208 in 2013 and 34,862 in 2012) and 155,252 were employed outside Spain (as compared to 150,750 in 2013 and 151,901 in 2012). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2011-2014 agreement expired in December 2014 and the new agreement has not been signed as of the date of this annual report. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Chile, Mexico, Germany, the U.K., Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2014	2013	2012

SPAIN	30,153	32,208	34,862

LATIN AMERICA	84,086	84,555	88,044
Argentina	7,319	6,945	6,818
Brazil	46,281	49,187	53,543
Chile	12,087	12,217	12,336
Colombia	55	40	-
Mexico	16,991	14,819	14,068
Peru	128	127	66
Uruguay	1,220	1,220	1,209
Venezuela	-	-	4

EUROPE	54,515	54,456	52,209
Austria	389	423	360
Germany	5,339	5,491	5,628
Belgium	16	22	22
Finland	148	140	146
France	48	52	48
Hungary	44	48	37
Ireland	36	34	21
Italy	747	737	840
Norway	593	557	493
Poland	15,363	15,689	12,625
Portugal	5,829	6,029	6,105
Switzerland	148	148	159
The Netherlands	339	363	360
Sweden	767	-	-
United Kingdom	24,709	24,723	25,365

USA	16,398	11,542	11,460

ASIA	189	154	144
Hong Kong	110	93	89
China	71	45	38
Japan	5	5	6
Others	3	11	11

OTHERS	64	43	44
Bahamas	43	24	24
Others	21	19	20

Total	185,405	182,958	186,763

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2014	2013	2012

Retail Banking	175,213	173,141	177,053

Global Corporate Banking	7,601	7,285	7,147

Corporate Center	2,059	1,852	1,795

Spain’s Real Estate Activity	532	680	768

Total	185,405	182,958	186,763

As of December 31, 2014, we had 7,160 temporary employees (as compared to 6,274 as of December 31, 2013 and 6,875 as of December 31, 2012). In 2014, the average number of temporary employees working for the Group was 6,767 employees.

E.     Share ownership

There are no changes derived from the recast described in the introductory explanatory note.

Item 7. Major Shareholders and Related Party Transactions

A.     Major shareholders

There are no changes derived from the recast described in the introductory explanatory note.

B.     Related party transactions

There are no changes derived from the recast described in the introductory explanatory note.

C.     Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A.     Consolidated statements and other financial information

See Item 18 and the recast consolidated financial statements which are filed as an exhibit to this report and give effect to the changes in reporting segments described in the introductory explanatory note.

B.     Significant Changes

There are no changes derived from the recast described in the introductory explanatory note.

Item 9. The Offer and Listing

A.     Offer and listing details

There are no changes derived from the recast described in the introductory explanatory note.

B.     Plan of distribution

Not applicable

C.     Markets

There are no changes derived from the recast described in the introductory explanatory note.

D.     Selling shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expense of the issue

Not applicable.

Item 10. Additional Information

A.     Share capital

Not applicable.

B.     Memorandum and articles of association

There are no changes derived from the recast described in the introductory explanatory note.

C.     Material contracts

There are no changes derived from the recast described in the introductory explanatory note.

D.     Exchange controls

There are no changes derived from the recast described in the introductory explanatory note.

E.     Taxation

There are no changes derived from the recast described in the introductory explanatory note.

F.     Dividends and paying agents

Not applicable.

G.     Statement by experts

Not applicable.

H.     Documents on display

There are no changes derived from the recast described in the introductory explanatory note.

I.     Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

There are no changes derived from the recast described in the introductory explanatory note.

Part 1. Corporate risk management and control principles

There are no changes derived from the recast described in the introductory explanatory note.

Part 2. Corporate governance of the risk function

There are no changes derived from the recast described in the introductory explanatory note.

Part 3. Risk management and control model

There are no changes derived from the recast described in the introductory explanatory note.

Part 4. Credit risk

There are no changes derived from the recast described in the introductory explanatory note.

Part 5. Market risk

There are no changes derived from the recast described in the introductory explanatory note.

Part 6. Liquidity and funding risk

There are no changes derived from the recast described in the introductory explanatory note.

Part 7. Operational risk

There are no changes derived from the recast described in the introductory explanatory note.

Part 8. Compliance, conduct and reputational risk

There are no changes derived from the recast described in the introductory explanatory note.

Part 9. Model risk

There are no changes derived from the recast described in the introductory explanatory note.

Part 10. Capital management and control of capital risk

There are no changes derived from the recast described in the introductory explanatory note.

Item 12. Description of Securities Other than Equity Securities.

A.     Debt Securities

Not applicable

B.     Warrants and Rights

Not applicable

C.     Other Securities

Not applicable

D.     American Depositary Shares

There are no changes derived from the recast described in the introductory explanatory note.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A. Not applicable

B. Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not applicable

B. Not applicable

C. Not applicable

D. Not applicable

E. Not applicable

Item 15. Controls and Procedures

There are no changes derived from the recast described in the introductory explanatory note.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

There are no changes derived from the recast described in the introductory explanatory note.

Item 16B. Code of Ethics

There are no changes derived from the recast described in the introductory explanatory note.

Item 16C. Principal Accountant Fees and Services

There are no changes derived from the recast described in the introductory explanatory note.

Item 16D. Exemption from the Listing Standards for Audit Committees

There are no changes derived from the recast described in the introductory explanatory note.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There are no changes derived from the recast described in the introductory explanatory note.

Item 16F. Changes in Registrant’s Certifying Accountant

There are no changes derived from the recast described in the introductory explanatory note.

Item 16G. Corporate Governance

There are no changes derived from the recast described in the introductory explanatory note.

Item 16H. Mine Safety Disclosure

There are no changes derived from the recast described in the introductory explanatory note.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

Reference is made to Item 19 for a list of all financial statements filed as an exhibit to this Form 6-K.

Item 19. Exhibits